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                                                                    EXHIBIT 99.2

                           NOTICE OF CHANGE OF AUDITOR

Effective May 8, 2002, PricewaterhouseCoopers LLP, Chartered Accountants, were informed that they would not be re-appointed as auditors of the Corporation. On the recommendation of the Audit Committee, the Board of Directors approved a proposal to engage the accounting firm of Deloitte & Touche LLP, Chartered Accountants as auditors for the Corporation for 2002. The Corporation will ask that the shareholders of the Corporation ratify the appointment of Deloitte & Touche LLP at the next annual and special meeting of the shareholders of the Corporation, to be held on June 17, 2002.

During PricewaterhouseCoopers LLP's appointment, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

PricewaterhouseCoopers LLP did not have any reservation in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the termination of PricewaterhouseCoopers LLP.

The Corporation has requested PricewaterhouseCoopers LLP and Deloitte & Touche LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED as of this 8/th/ day of May, 2002.

                                     WHEATON RIVER MINERALS LTD.


                                     ___________________________________________
                                     T. Derek Price
                                     Chief Financial Officer and Vice President,
                                     Finance